SECURITI 06003092

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50764

PROCESSED
APR 13 2006
THOMSON FINANCIAL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arcadia Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Fifth Avenue
(No. and Street)

New York, (City) N.Y. (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route One South, Ste. 1002, Iselin, NJ 08830
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Kikis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arcadia Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas P. Kikis
Signature

President
Title

MAY LEUNG
Notary Public, State of New York
No. 01LE4759204
Qualified in Nassau County
Commission Expires Oct. 31, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCADIA SECURITIES LLC

DECEMBER 31, 2005

TABLE OF CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
acs@acsaccounting.com

211 East 43rd Street
21st Floor
New York, NY 10017
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Members of
Arcadia Securities LLC

We have audited the accompanying statement of financial condition of **Arcadia Securities LLC,** as at December 31, 2005, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Arcadia Securities LLC** as of December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but it supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 7, 2006

New York • New Jersey • Cayman Islands

ARCADIA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS		
Cash	$ 21,892	
Securities owned, at market value	1,235,046	
Receivable from clearing broker	282,024	
Office equipment, net of accumulated depreciation of $34,131	7,562	
Other assets	7,540	
Total assets		$1,554,064
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable, accrued expenses, and deferred income taxes payable		$ 162,178
Commitment		
Members' equity		1,391,886
Total liabilities and members' equity		$1,554,064

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED
DECEMBER 31, 2005

Revenues:		
Commissions	$1,194,247	
Net gain from principal transactions	147,114	
Interest and dividend income	36,006	
Total revenue		$1,377,367
Expenses:		
Communications	51,255	
Compensation, payroll taxes and benefits	544,821	
Registration and regulatory fees	4,574	
Office	33,975	
Occupancy	150,813	
Professional fees	48,603	
Depreciation	3,926	
Floor brokerage, exchange and clearance fees	104,730	
Travel and entertainment	131,820	
Other	28,565	
Unincorporated business taxes	16,251	
Total expenses		1,119,333
Net income		$ 258,034

The accompany notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, beginning of year	$1,333,852
Net income	258,034
Less: Distributions to member	(200,000)
Balance, end of year	$1,391,886

The accompany notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net income		$258,034
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 3,926	
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Due from clearing dealer	288,372	
Securities owned, at market value	(557,054)	
Other assets	4,218	
Accounts payable and accrued expenses	136,662	
Total adjustments		(123,876)
Net cash provided by operating activities		134,158
Cash flows used in financing activities:		
Distributions to member		(200,000)
Net decrease in cash and cash equivalents		(65,842)
Cash – beginning of year		87,734
Cash – end of year		$ 21,892
Supplemental schedule of cash flow information:		
Cash paid during the year for:		
Unincorporated business taxes		$ 7,693

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

Arcadia Securities LLC (the "Company) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company engages in a single line of business as a securities broker-dealer.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

1. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally in the United States of America.

b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from estimates.

c) Concentration of Credit Risk

Financial Instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

d) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

e) Securities Transactions

Securities transactions and related income and expenses are recorded on a trade date basis.

ARCADIA SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. Summary of Significant Accounting Policies (Continued)

f) Office Equipment

Office equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis primarily over an estimated useful life of five years.

g) Income Taxes

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are primarily due to the use of the cash method for income tax reporting. Deferred taxes payable was $2,455 at December 31, 2005.

The Company files its tax returns as a partnership, consequently net income or loss, in general, is apportioned to the Members and reported in their personal income tax returns. Since the Company operates in New York City, the Company provides for and is subject to the New York City Unincorporated Business tax on its income.

2. Securities Owned, At Market Value

Marketable securities owned at market value consist primarily of U.S. Corporate stocks and mutual funds.

3. Net Capital Requirement

The Company is a member of NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall net exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital, as defined, of $1,210,097, which was $1,110,097 in excess of its required net capital of $100,000.

4. Off-Balance-Sheet Risk

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

5. Commitment

The Company sub-leases office space on a month-to-month basis. For the year ended December 31, 2005, occupancy costs including utilities aggregated $150,813.

ARCADIA SECURITIES LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Total members' equity		$1,391,886
Deduct non-allowable assets:		
Office equipment, net	$ 7,562	
Other assets	7,540	
		15,102
Net capital before haircuts on securities		1,376,784
Haircuts on securities:		
Corporate stocks	89,361	
Mutual fund	39,878	
Corporate bonds	10,400	
Undue concentration	27,048	
		166,687
Net capital		$1,210,097
Aggregate indebtedness:		
Accounts payable, accrued expenses, and deferred income taxes payable		$ 162,178
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum dollar net capital)		$ 100,000
Excess net capital		$1,110,097
Percentage of aggregate indebtedness to net capital		13.40%

The following is a reconciliation between the computation of net capital presented above and the computation of net capital reported in Company's amended unaudited Form X-17A-5 Part IIA filing as of December 31, 2005.

Original net capital reported	$1,213,109
Audit adjustment to accrued taxes	(5,000)
Change in undue concentration	(44)
Reclassification of other assets	2,032
Net capital per above	$1,210,097

ARCADIA SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005